SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2019

1.	Date, Time and Place. On March 13, 2019, at 9:30 a.m., meeting physically attended at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.	Call Notice and Attendance: Call notice sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.
3.	Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini
4.	Agenda. Change the date of the Annual and Extraordinary Shareholders’ Meeting.
5.	Resolutions. in view of the need of a detailed data analysis of the Company’s financial statements, the board members unanimously resolved to alter the date of the Annual and Extraordinary Shareholders’ Meetings from April 24, 2019, to April 30, 2019.

Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, March 13, 2019. Signatures (undersigned) Augusto Marques da Cruz Filho, Chairman, Marcelo Janson Angelini, Secretary. Board members: Ana Maria Loureiro Recart, Augusto Marques da Cruz Filho, Karen Sanchez Guimaraes, Oscar Segall, and Pedro Carvalho de Mello.

Augusto Marques da Cruz Filho	Marcelo Janson Angelini
Chairman Attending members of the Board of Directors:	Secretary

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 13, 2019 – 9:30 a.m.)

1/

Ana Maria Loureiro Recart	Augusto Marques da Cruz Filho
Karen Sanchez Guimaraes	Oscar Segall
Pedro Carvalho de Mello

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 13, 2019 – 9:30 a.m.)

2/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer